       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.

                SUBJECT TO COMPLETION. DATED DECEMBER 10, 1998.

           Prospectus Supplement to Prospectus Dated August 2, 1996.

                                  $

  [LOGO]
                                UNUM CORPORATION
                          % Notes due December   , 2028
                                 -------------

    UNUM Corporation will pay interest on the Notes on June   and December   of
each year. The first interest payment will be made on June   , 1999. The Notes
will be issued only in denominations of $1,000 and integral multiples of $1,000.

    UNUM Corporation has the option to redeem all or a portion of the Notes at any time at a price based on the present value on the redemption date, using a discount rate based on a U.S. Treasury security having a remaining life to maturity comparable to the Notes, of the then remaining scheduled payments of principal and interest on the Notes to be redeemed, plus 20 basis points, plus accrued interest. The redemption price will in no event be less than 100% of the principal amount of the Notes to be redeemed.

                               -----------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

                                                               Per Note           Total
                                                            ---------------  ---------------
Initial public offering price.............................         %                $
Underwriting discount.....................................         %                $
Proceeds, before expenses, to UNUM Corporation............         %                $

    The initial public offering price set forth above does not include accrued
interest, if any. Interest on the Notes will accrue from December   , 1998 and
must be paid by the purchaser if the Notes are delivered after December   ,
1998.

                               -----------------

    The Underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New
York on December   , 1998.

GOLDMAN, SACHS & CO.
                J.P. MORGAN & CO.
                                MORGAN STANLEY DEAN WITTER

                               -----------------

                 Prospectus Supplement dated December   , 1998.

                                  THE COMPANY

                       UNUM CORPORATION AND SUBSIDIARIES

    UNUM Corporation ("UNUM") is a Delaware corporation organized in 1985 as an insurance holding company. We are:

- the leading provider of group long term disability insurance ("group LTD") in the United States and the United Kingdom;

- the leading provider of group short term disability ("group STD") in the United States; and

- a major provider of group life, individual disability ("ID"), long term care insurance, special risk, reinsurance and payroll-deducted voluntary employee benefit products offered to employees at their worksites.

    The operations of our subsidiaries, described below, account for substantially all of our consolidated assets and revenues. Our principal executive offices are located at 2211 Congress Street, Portland, Maine 04122 and our telephone number is (207) 770-2211. Through our affiliates, we have operations in North America, the United Kingdom, the Pacific Rim and Latin America.

    We conduct our operations in North America through a number of wholly-owned subsidiaries, including:

- UNUM Life Insurance Company of America ("UNUM America"), a Maine life insurance company licensed in 49 states, the District of Columbia and Canada;

- First UNUM Life Insurance Company ("First UNUM"), a New York life insurance company;

- Colonial Life & Accident Insurance Company ("Colonial"), a South Carolina life insurance company licensed in 49 states and the District of Columbia; and

- Duncanson & Holt, Inc. ("D&H"), a leading accident and health reinsurance underwriting manager.

    Effective December 31, 1996, we merged Commercial Life Insurance Company into UNUM America. During 1997, we acquired Options and Choices Inc. ("OCI"), which delivers integrated information and analysis to help organizations manage their health and disability program costs. OCI is based in Cheyenne, Wyoming, and is a wholly-owned subsidiary.

    Our United Kingdom operations are conducted by:

-  UNUM Limited, the leading provider of group LTD in the United Kingdom; and

-  Duncanson & Holt Europe Ltd.

    Our Pacific Rim operations are led by a wholly-owned subsidiary, UNUM Japan Accident Insurance Company Limited, a Japanese non-life insurance company established in 1994.

    Our Latin American operations were established on July 31, 1997, with the acquisition of Boston Compania Argentina de Seguros SA, a general lines property/casualty, life and workers compensation insurance company based in Buenos Aires, Argentina.

    On October 1, 1996, UNUM America and First UNUM closed the sale of their respective group tax-sheltered annuity ("TSA") businesses to The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York, both subsidiaries of Lincoln National Corporation. The sale involved approximately 1,700 group contractholders and assets under management of approximately $3.3 billion. The contracts were initially reinsured on an indemnity basis. Upon consent of the TSA contractholders and participants, the contracts are considered reinsured on an assumption basis, legally releasing UNUM America and First UNUM from future contractual obligation to the respective contractholders and participants. As of September 30, 1998, consents for assumption reinsurance have been received relating to approximately 92% of assets under management.

                   PROVIDENT COMPANIES, INC. AND SUBSIDIARIES

    Provident Companies, Inc. ("Provident") is a Delaware corporation organized as an insurance holding company. Based in Chattanooga, Tennessee, Provident, through its subsidiaries, provides disability insurance and related products for individual and corporate customers, operating in all 50 states and Canada. Its two principal operating subsidiaries are Provident Life and Accident Insurance Company and The Paul Revere Life Insurance Company ("Paul Revere").

    Through its subsidiaries, Provident is the largest provider of individual disability insurance in North America on the basis of in-force premiums. They also provide a complementary portfolio of life insurance products, employee group benefits and related services.

    In early 1997, Provident acquired Paul Revere and GENEX Services, Inc. ("Genex"). Paul Revere is a specialist in disability insurance and was the largest provider of individual disability insurance in North America, based on in-force premium, from 1989 through 1996. Genex provides Provident with specialized skills in disability case management and vocational rehabilitation that advance Provident's goal of providing products that enable disabled policyholders to return to work.

    In June 1997, Provident announced an agreement to transfer its dental business to Ameritas Life Insurance Corp. The full transition of the dental business was completed in November 1997. In December 1997, Provident entered into a definitive agreement to sell its in-force individual fixed annuities and TSA business to various affiliates of American General Corporation ("American General"), which became effective April 30, 1998. American General also acquired a number of miscellaneous group pension lines that are no longer actively marketed. The sale to American General did not include Provident's block of traditional guaranteed investment contracts or group single premium annuities, which will continue in a run-off mode.

                                MERGER AGREEMENT

    On November 22, 1998, UNUM and Provident announced a definitive merger agreement that will create UNUMProvident Corporation ("UNUMProvident"). Under the agreement, which has been approved by the boards of directors of both companies, UNUM shareholders will receive one share of UNUMProvident in exchange for each UNUM common share, and Provident shareholders will receive 0.73 shares of UNUMProvident in exchange for each Provident common share. The transaction is intended to qualify as a pooling of interests for accounting and financial reporting purposes and is expected to be a tax-free reorganization.

    The transaction is expected to be completed by midyear 1999, and is subject to clearance or approval by certain federal and state regulators, approval by shareholders of both companies and customary closing conditions. Members of the Maclellan family, representing approximately 26% of Provident's common stock, have agreed to vote in favor of the merger.

    As a result of the merger, approximately 58% of UNUMProvident will be owned by current UNUM shareholders and 42% by current Provident shareholders.

    Effective November 22, 1998, both UNUM and Provident have rescinded their existing share repurchase programs. The merger agreement provides for the payment of termination fees under certain circumstances and UNUM and Provident have also entered into customary "cross" stock option agreements. The stock option agreements limit the total profit either company can obtain under its respective stock option agreement and any termination fee receivable under the merger agreement to a total of $250 million.

    Pursuant to the Indenture for the Notes offered by this prospectus, upon effectiveness of the merger, UNUMProvident will assume all of UNUM's obligations under the Indenture and the Notes. There are no assurances that the merger will be completed.

             BUSINESS SEGMENTS OF UNUM CORPORATION AND SUBSIDIARIES

DISABILITY INSURANCE SEGMENT

    The Disability Insurance segment, which in 1997 accounted for 57% of UNUM's revenues and 58% of income before income taxes, includes disability products offered in North America, the United Kingdom and Japan. For the nine months ended September 30, 1998, this segment accounted for 57% of revenues and 63% of income before income taxes. These products include: group LTD, group STD, ID, disability reinsurance operations and long term care insurance.

    UNUM America and First UNUM's group LTD product is the Disability Insurance segment's principal product. UNUM America and First UNUM target sales of group LTD to executive, administrative and management personnel and other professionals such as educators, consultants, health care providers, accountants and engineers.

    Since 1976, UNUM America and First UNUM combined have been the United States' leading provider of group LTD based on inforce cases and premium according to EMPLOYEE BENEFIT PLAN REVIEW, a recognized industry publication. The EMPLOYEE BENEFIT PLAN REVIEW also reported that UNUM America and First UNUM combined were the top providers of group STD for 1996 based on premium and number of inforce lives. In the United Kingdom, UNUM Limited was the leading provider for 1996 of group LTD insurance based on premium revenue, as reported by ERC Frankona Reassurance Ltd's annual group risk survey.

SPECIAL RISK INSURANCE SEGMENT

    The Special Risk Insurance segment in 1997 accounted for 25% of UNUM's revenues and 19% of income before income taxes. For the nine months ended September 30, 1998, this segment accounted for 28% of revenues and income before income taxes. The Special Risk Insurance segment includes group life, special risk accident insurance, reinsurance underwriting management operations, non-disability reinsurance operations and other special risk insurance products.

COLONIAL PRODUCTS SEGMENT

    The Colonial Products segment in 1997 accounted for 14% of UNUM's revenues and 18% of income before income taxes. For the nine months ended September 30, 1998, this segment accounted for 14% of revenues and 19% of income before income taxes. The Colonial Products segment includes Colonial and affiliates.

    Colonial markets a broad line of payroll-deducted, voluntary employee benefit products to employees at their worksites, which includes accident and sickness, disability, cancer and life products. During 1997, Colonial formed a strategic marketing alliance with The Lincoln National Life Insurance Company ("Lincoln Life") to create cross-selling opportunities in the worksite market. In addition, Colonial coinsures and administers Lincoln Life's existing block of worksite-marketed universal life insurance.

RETIREMENT PRODUCTS SEGMENT

    The Retirement Products segment in 1997 accounted for 4% of UNUM's revenues and 14% of income before income taxes. For the nine months ended September 30, 1998, this segment accounted for 1% of revenues. This segment includes products no longer actively marketed by UNUM including: TSAs, guaranteed investment contracts, deposit administration accounts, 401(k) plans, individual life and group medical insurance.

           INVESTMENTS

                                                      SEPTEMBER 30, 1998      DECEMBER 31, 1997
                                                    ----------------------  ----------------------
                                                     CARRYING      FAIR      CARRYING      FAIR
(IN MILLIONS)                                         AMOUNT       VALUE      AMOUNT       VALUE
--------------------------------------------------  -----------  ---------  -----------  ---------
Fixed maturities available for sale...............   $ 7,697.1   $ 7,697.1   $ 7,310.9   $ 7,310.9
Equity securities available for sale..............        28.5        28.5        30.7        30.7
Mortgage loans....................................     1,215.5     1,354.8     1,131.0     1,243.7
Real estate, net..................................       248.2                   231.5
Policy loans......................................       138.0                   128.5
Other long-term investments.......................         1.7                     1.8
Short-term investments............................       295.4                   124.5
                                                    -----------             -----------
    Total investments.............................   $ 9,624.4               $ 8,958.9
                                                    -----------             -----------
                                                    -----------             -----------

    Our investment objective is to optimize total asset return within appropriate risk criteria established for each product line. We seek to meet this objective through our asset/liability management process and active asset management of the portfolios. Our long term investment strategy is to invest primarily in investment grade bonds and commercial mortgages. Product line investment strategies are developed to complement business risks by meeting the liquidity and solvency requirements of each product. We purchase assets with maturities, expected cash flows and prepayment conditions that are consistent with these strategies. The nature and quality of the types of investments comply with policies established by management, which are generally more stringent overall than the statutes and regulations imposed by the jurisdictions in which our insurance subsidiaries are licensed. UNUM's investments are reported in the consolidated financial statements at net realizable value or net of applicable allowances for probable losses.

    At December 31, 1997, our fixed maturity portfolio included $83.7 million of below investment grade bonds (below "Baa"/"BBB") recorded at fair value. These bonds had an associated amortized cost of $80.2 million. At December 31, 1996, our fixed maturity portfolio included $102.0 million of bonds rated below Baa/BBB recorded at fair value, with an associated amortized cost of $101.7 million. The amount of fixed maturities delinquent 60 days or more was zero at December 31, 1997, and 1996. The percentage of mortgage loans delinquent 60 days or more on a contract delinquency basis was 0.7% at December 31, 1997 and 0.5% at December 31, 1996.

SIGNIFICANT INVESTMENT TRANSACTIONS

    In late 1996, UNUM transferred approximately $403 million of cash into a trust account held for the benefit of Centre Life Reinsurance Limited ("Centre Re"), in accordance with the reinsurance agreement between UNUM America and Centre Re.

    On October 1, 1996, UNUM transferred approximately $2,690 million of assets into a trust account held for the benefit of The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York to effect the sale of the TSA business. The assets transferred consisted of approximately $1,826 million of short-term investments, $589 million of fixed maturities and $275 million of cash.

    During the second quarter of 1995, UNUM sold virtually all of the common stock portfolio of its United States subsidiaries, primarily due to consideration of statutory capital requirements associated with investment in common stocks and to increase future investment income. UNUM reinvested the proceeds from the sale of the common stock portfolio primarily in investment grade fixed income assets. The common stock sale accounts for the significantly higher level of realized investment gains reported in 1995.

   SELECTED CONSOLIDATED FINANCIAL DATA OF UNUM CORPORATION AND SUBSIDIARIES

                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                                --------------------  -----------------------------------------------------
                                                  1998       1997       1997       1996       1995       1994       1993
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                (IN MILLIONS, EXCEPT PER COMMON SHARE DATA)
INCOME STATEMENT DATA:
REVENUES:
  Premiums....................................  $ 2,857.8  $ 2,403.2  $ 3,263.7  $ 3,151.5  $ 3,018.2  $ 2,721.3  $ 2,474.1
  Net investment income(a) ...................      506.0      493.0      657.4      806.7    1,031.4      815.8      839.8
  Fees and other income.......................       96.8      200.5      227.3      113.5       73.3       75.5       83.1
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues............................    3,460.6    3,096.7    4,148.4    4,071.7    4,122.9    3,612.6    3,397.0

BENEFITS AND EXPENSES:
  Benefits to policyholders...................    2,106.3    1,803.1    2,438.8    2,342.2    2,493.0    2,239.0    1,775.7
  Interest credited...........................       35.6       68.7       83.5      200.6      227.4      242.7      281.0
  Operating expenses..........................      646.9      573.8      803.7      869.0      728.2      713.0      675.6
  Commissions.................................      384.4      306.1      410.5      386.9      369.9      355.9      326.8
  Increase in deferred policy acquisition
    costs.....................................     (175.1)    (115.7)    (166.9)    (109.3)    (114.7)    (155.3)    (135.1)
  Interest expense............................       36.6       31.2       42.4       40.7       37.2       18.7       12.7
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total benefits and expenses...............    3,034.7    2,667.2    3,612.0    3,730.1    3,741.0    3,414.0    2,936.7
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECTS OF ACCOUNTING CHANGES...............      425.9      429.5      536.4      341.6      381.9      198.6      460.3
Income taxes..................................      129.3      135.4      166.1      103.6      100.8       43.9      148.3
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME BEFORE CUMULATIVE EFFECTS OF ACCOUNTING
  CHANGES.....................................      296.6      294.1      370.3      238.0      281.1      154.7      312.0
Cumulative effects of accounting changes......     --         --         --         --         --         --          (12.1)(b)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
NET INCOME....................................  $   296.6  $   294.1  $   370.3  $   238.0  $   281.1  $   154.7  $   299.9
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

BALANCE SHEET DATA:
  (at end of period)
Assets........................................  $14,930.6  $13,302.9  $13,440.1  $15,580.4  $14,787.8  $13,127.2  $12,437.3
Short-term debt...............................  $   196.1  $   260.6  $   126.6  $   117.7  $   126.5  $   246.6  $   110.0
Long-term debt................................  $   544.0  $   371.4  $   509.2  $   409.2  $   457.3  $   182.1  $   128.6
Stockholders' equity..........................  $ 2,747.1  $ 2,346.4  $ 2,434.8  $ 2,263.1  $ 2,302.9  $ 1,915.4  $ 2,102.7

OTHER DATA:
NET INCOME PER COMMON SHARE:
  Basic.......................................  $    2.15  $    2.10  $    2.65  $    1.63  $    1.93  $    1.04  $    1.90
  Diluted.....................................  $    2.10  $    2.05  $    2.59  $    1.61  $    1.92  $    1.04  $    1.88
Dividends paid per share......................  $  0.4375  $  0.4225  $  0.5650  $  0.5450  $  0.5175  $  0.4600  $  0.3825
Book value per share..........................  $   19.85  $   16.91  $   17.61  $   15.75  $   15.77  $   13.23  $   13.84
Number of shares:
  Shares outstanding..........................      138.4      138.8      138.3      143.6      146.0      144.8      152.0
  Weighted average shares outstanding:
  Basic.......................................      138.3      140.3      139.9      145.9      145.4      148.3      157.6
  Diluted.....................................      141.5      143.2      142.9      148.0      146.6      149.5      159.3
Ratio of earnings to fixed charges(c).........       10.6       12.0       11.0        7.5        9.0        7.7       20.0

------------------------------

(a) Net investment income is comprised of investment income (net of expenses) and net realized investment gains/(losses).

(b) Effective January 1, 1993, the company adopted Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which decreased net income by $32.1 million and Financial Accounting Standard No. 109, "Accounting for Income Taxes," which increased net income by $20.0 million.

(c) For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated interest portion of rent expense.

  SELECTED CONSOLIDATED SEGMENT INCOME STATEMENT DATA OF UNUM CORPORATION AND
                                  SUBSIDIARIES

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                               ------------------  ------------------------------------------------
                                                 1998      1997      1997      1996      1995      1994      1993
                                               --------  --------  --------  --------  --------  --------  --------

                                                                          (IN MILLIONS)
INCOME STATEMENT DATA
REVENUES:
Premiums and fees and other income:
  Disability Insurance Segment...............  $1,621.3  $1,393.2  $1,882.6  $1,917.7  $1,879.9  $1,716.2  $1,547.9
  Special Risk Insurance Segment.............     896.1     694.2     947.2     783.3     702.3     607.1     559.4
  Colonial Products Segment..................     416.8     396.2     530.8     498.2     475.1     441.3     407.4
  Retirement Products Segment................      20.4     120.1     130.3      65.8      34.1      31.4      42.5
  Corporate..................................     --        --          0.1     --          0.1       0.8     --
                                               --------  --------  --------  --------  --------  --------  --------
    Total premiums and fees and other
      income.................................   2,954.6   2,603.7   3,491.0   3,265.0   3,091.5   2,796.8   2,557.2
                                               --------  --------  --------  --------  --------  --------  --------
NET INVESTMENT INCOME: (A)
  Disability Insurance Segment...............     363.9     350.2     468.0     468.5     592.9     400.3     369.8
  Special Risk Insurance Segment.............      59.6      52.7      71.5      57.6      48.4      40.7      34.8
  Colonial Products Segment..................      49.6      41.7      57.6      47.3      52.2      32.6      41.4
  Retirement Products Segment................      30.4      43.3      54.4     217.2     323.7     338.0     387.6
  Corporate..................................       2.5       5.1       5.9      16.1      14.2       4.2       6.2
                                               --------  --------  --------  --------  --------  --------  --------
    Total net investment income..............     506.0     493.0     657.4     806.7   1,031.4     815.8     839.8
                                               --------  --------  --------  --------  --------  --------  --------
    Total revenues...........................   3,460.6   3,096.7   4,148.4   4,071.7   4,122.9   3,612.6   3,397.0
                                               --------  --------  --------  --------  --------  --------  --------
BENEFITS AND EXPENSES:
  Disability Insurance Segment...............   1,715.9   1,510.6   2,037.9   2,170.9   2,255.8   2,060.3   1,603.6
  Special Risk Insurance Segment.............     835.5     659.7     917.4     761.7     690.4     581.9     555.3
  Colonial Products Segment..................     387.5     364.9     489.6     453.1     439.6     411.2     378.4
  Retirement Products Segment................      49.5      89.9     108.5     281.6     312.3     327.4     375.8
  Corporate..................................      46.3      42.1      58.6      62.8      42.9      33.2      23.6
                                               --------  --------  --------  --------  --------  --------  --------
    Total benefits and expenses..............   3,034.7   2,667.2   3,612.0   3,730.1   3,741.0   3,414.0   2,936.7
                                               --------  --------  --------  --------  --------  --------  --------
INCOME (LOSS) BEFORE INCOME TAXES AND
  CUMULATIVE EFFECTS OF ACCOUNTING CHANGES:
  Disability Insurance Segment...............     269.3     232.8     312.7     215.3     217.0      56.2     314.1
  Special Risk Insurance Segment.............     120.2      87.2     101.3      79.2      60.3      65.9      38.9
  Colonial Products Segment..................      78.9      73.0      98.8      92.4      87.7      62.7      70.4
  Retirement Products Segment................       1.3      73.5      76.2       1.4      45.5      42.0      54.3
  Corporate..................................     (43.8)    (37.0)    (52.6)    (46.7)    (28.6)    (28.2)    (17.4)
                                               --------  --------  --------  --------  --------  --------  --------
    Total income before income taxes and
      cumulative effects of accounting
      changes................................     425.9     429.5     536.4     341.6     381.9     198.6     460.3
Income taxes.................................     129.3     135.4     166.1     103.6     100.8      43.9     148.3
Cumulative effects of accounting changes.....     --        --        --        --        --        --        (12.1)(b)
                                               --------  --------  --------  --------  --------  --------  --------
NET INCOME...................................  $  296.6  $  294.1  $  370.3  $  238.0  $  281.1  $  154.7  $  299.9
                                               --------  --------  --------  --------  --------  --------  --------
                                               --------  --------  --------  --------  --------  --------  --------

------------------------------

(a) Net investment income is comprised of investment income (net of expenses) and net realized investment gains/(losses).

(b) Effective January 1, 1993, UNUM adopted Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which decreased net income by $32.1 million and Financial Accounting Standard No. 109, "Accounting for Income Taxes," which increased net income by $20.0 million.

     SELECTED CONSOLIDATED FINANCIAL DATA OF PROVIDENT COMPANIES, INC. AND
                                  SUBSIDIARIES

                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                                --------------------  -----------------------------------------------------
                                                  1998       1997       1997       1996       1995       1994       1993
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                (IN MILLIONS, EXCEPT PER COMMON SHARE DATA)
INCOME STATEMENT DATA:
REVENUES:
  Premiums....................................  $ 1,759.8  $ 1,471.5  $ 2,053.7  $ 1,175.7  $ 1,251.9  $ 1,382.6  $ 1,400.2
  Net investment income(a)....................    1,057.8    1,003.2    1,369.8    1,081.5    1,189.6    1,208.5    1,362.3
  Fees and other income.......................      134.3       87.5      129.7       34.7      113.8      171.1      175.5
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues............................    2,951.9    2,562.2    3,553.2    2,291.9    2,555.3    2,762.2    2,938.0
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
TOTAL BENEFITS AND EXPENSES...................    2,589.1    2,299.2    3,172.9    2,065.7    2,379.3    2,561.3    3,078.1
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

INCOME BEFORE INCOME TAXES....................      362.8      263.0      380.3      226.2      176.0      200.9     (140.1)
Income taxes..................................      135.0       91.5      133.0       80.6       60.4       65.6      (58.9)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
NET INCOME(B).................................  $   227.8  $   171.5  $   247.3  $   145.6  $   115.6  $   135.3  $   (81.2)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

BALANCE SHEET DATA:
  (at end of period)
Assets........................................  $23,267.0  $22,839.5  $23,177.6  $14,992.5  $16,301.3  $17,149.9  $16,891.9
Long-term debt, subordinated debt securities
  and preferred stock.........................  $   900.0  $   881.2  $   881.2  $   356.2  $   356.2  $   358.7  $   403.8
Common stockholders' equity(c)................  $ 3,448.5  $ 2,908.5  $ 3,123.1  $ 1,582.4  $ 1,496.1  $ 1,012.9  $ 1,245.4

OTHER DATA:
NET INCOME PER COMMON SHARE:
  Diluted.....................................  $    1.63  $    1.31  $    1.84  $    1.44  $    1.13  $    1.35  $   (1.02)
Dividends paid per share......................  $    0.30  $    0.28  $    0.38  $    0.36  $    0.36  $    0.52  $    0.52
Book value per share..........................  $   25.50  $   21.53  $   23.11  $   17.34  $   16.48  $   11.17  $   13.76
Number of shares:
  Shares outstanding..........................      135.2      135.1      135.1       91.3       90.8       90.7       90.5
  Weighted average shares outstanding:
    Diluted...................................      138.6      123.5      127.3       92.2       90.9       90.7       90.4

------------------------------

(a) Net investment income is comprised of investment income (net of expenses) and net realized investment gains/(losses).

(b) There were no cumulative effects of accounting changes for Provident during the periods presented.

(c) Common stockholders' equity excludes the value of Provident's preferred stock.

                     UNAUDITED SELECTED PRO-FORMA COMBINED
                     FINANCIAL INFORMATION OF UNUMPROVIDENT

The following unaudited selected pro-forma combined financial information of UNUMProvident is presented to show the impact of the merger on the historical financial positions and results of operations of UNUM and Provident under the "pooling of interests" method of accounting. The information combines the historical financial information of UNUM and Provident as of September 30, 1998 and for the nine months ended September 30, 1998 and 1997 and for each of the five years ended December 31, 1997, 1996, 1995, 1994 and 1993.

    The unaudited selected pro-forma combined financial information assumes the merger was consummated as of the earliest date presented. All selected pro-forma combined financial information is based on, derived from, and should be read in conjunction with the historical consolidated financial statements and related notes of both UNUM and Provident and the condensed pro forma financial information included in UNUM's Current Report on Form 8-K dated November 22, 1998 as filed on December 10, 1998, which is incorporated herein by reference.

    The pro-forma data are presented for comparative purposes only and are not necessarily indicative of the future financial position or the results of operations that would have been realized had the merger been consummated during the periods or as of the dates for which the pro-forma data are presented. Management of UNUM and Provident are currently assessing non-recurring merger charges which could be material to the combined company's results of operations and financial condition for the period in which the charge occurs. As such, no estimate has been reflected in the selected pro-forma combined financial information.

                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                                --------------------  -----------------------------------------------------
                                                  1998       1997       1997       1996       1995       1994       1993
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                (IN MILLIONS, EXCEPT PER COMMON SHARE DATA)
INCOME STATEMENT DATA:
REVENUES:
  Premiums....................................  $ 4,617.6  $ 3,874.7  $ 5,317.4  $ 4,327.2  $ 4,270.1  $ 4,103.9  $ 3,874.3
  Net investment income (a)...................    1,563.8    1,496.2    2,027.2    1,888.2    2,221.0    2,024.3    2,202.1
  Fees and other income.......................      231.1      288.0      357.0      148.2      187.1      246.6      258.6
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues............................    6,412.5    5,658.9    7,701.6    6,363.6    6,678.2    6,374.8    6,335.0
TOTAL BENEFITS AND EXPENSES...................    5,623.8    4,966.4    6,784.9    5,795.8    6,120.3    5,975.3    6,014.8
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECTS OF ACCOUNTING CHANGES...............      788.7      692.5      916.7      567.8      557.9      399.5      320.2
Income taxes..................................      264.3      226.9      299.1      184.2      161.2      109.5       89.4
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME BEFORE CUMULATIVE EFFECTS OF ACCOUNTING
  CHANGES(B)..................................  $   524.4  $   465.6  $   617.6  $   383.6  $   396.7  $   290.0  $   230.8
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

BALANCE SHEET DATA:
  (at end of period)
Assets........................................  $38,197.6  $36,142.4  $36,617.7  $30,572.9  $31,089.1  $30,277.1  $29,329.2
Long-term debt, subordinated debt securities
  and preferred stock.........................  $ 1,444.0  $ 1,252.6  $ 1,390.4  $   765.4  $   813.5  $   540.8  $   532.4
Common stockholders' equity(c)................  $ 6,195.6  $ 5,254.9  $ 5,557.9  $ 3,845.5  $ 3,799.0  $ 2,928.3  $ 3,348.1

OTHER DATA:
NET INCOME PER COMMON SHARE:
  Diluted.....................................  $    2.15  $    1.95  $    2.57  $    1.72  $    1.80  $    1.29  $    0.92
Dividends paid per share......................  $    0.43  $    0.41  $    0.55  $    0.53  $    0.51  $    0.54  $    0.48
Book value per share..........................  $   26.13  $   22.14  $   23.46  $   18.29  $   17.84  $   13.88  $   15.36
Number of shares:
  Shares outstanding..........................      237.1      237.4      236.9      210.3      212.3      211.0      218.0
  Weighted average shares outstanding:
    Diluted...................................      242.6      233.4      235.8      215.3      213.0      215.7      225.3

------------------------------
(a) Net investment income is comprised of investment income (net of expenses) and net realized investment gains/(losses).

(b) Effective January 1, 1993, UNUM adopted Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which decreased net income by $32.1 million and Financial Accounting Standard No. 109, "Accounting for Income Taxes," which increased net income by $20.0 million.

(c) Common stockholders' equity excludes the value of Provident's preferred stock.

                                USE OF PROCEEDS

    UNUM intends to use the net proceeds from the sale of the Notes (estimated
to be $         ) to repay short-term debt (which, at November 30, 1998, totaled approximately $225.6 million, at an average interest cost of approximately 5.31%) and for general corporate purposes.

                                 CAPITALIZATION

    The following table summarizes the consolidated capital structure of UNUM at September 30, 1998, and as adjusted to give effect to (i) the issuance of the Notes offered by this prospectus, and (ii) the application of the net proceeds from the sale of the Notes to repay short-term debt.

                                                                        SEPTEMBER 30, 1998
                                                                      -----------------------
                                                                       ACTUAL    AS ADJUSTED
                                                                      ---------  ------------

                                                                       (DOLLARS IN MILLIONS)
Short-term debt, including current maturity(1)......................  $   196.1   $
                                                                      ---------  ------------
                                                                      ---------  ------------
Long-term debt:
  Medium-Term Notes.................................................  $   254.0   $    254.0
  Series A Junior Subordinated Debentures
    % Notes due December  , 2028....................................     --
  Other Notes Payable...............................................      290.0        290.0
                                                                      ---------  ------------
      Total long-term debt..........................................      544.0
                                                                      ---------  ------------

Stockholders' equity:
  Preferred stock, par value $0.10 per share, authorized 10,000,000
    shares, none issued.............................................     --           --
  Common stock, par value $0.10 per share, authorized 240,000,000
    shares, issued 199,975,916 shares...............................       20.0         20.0
  Additional paid-in capital........................................    1,138.9      1,138.9
  Unrealized gains, net.............................................      312.7        312.7
  Unrealized foreign currency translation adjustment................      (16.3)       (16.3)
  Retained earnings.................................................    2,398.6      2,398.6
  Less:
    Treasury stock, at cost (61,593,276 shares).....................    1,091.7      1,091.7
    Restricted stock deferred compensation..........................       15.1         15.1
                                                                      ---------  ------------
      Total stockholders' equity....................................    2,747.1      2,747.1
                                                                      ---------  ------------
Total capitalization................................................  $ 3,291.1   $
                                                                      ---------  ------------
                                                                      ---------  ------------

------------------------

(1) As of November 30, 1998, $225.6 million of short-term debt was outstanding.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE PROSPECTUS AS "SENIOR DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF SENIOR DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

                                    GENERAL

    The Notes will be issued as a series of Debt Securities under the Indenture, dated September 15, 1990 (the "Indenture"), between UNUM and The Chase Manhattan Bank (National Association), succeeded by merger by The Chase Manhattan Bank (the "Trustee"), as trustee. For a description of the rights attaching to different series of Debt Securities under the Indenture, see "Description of Debt Securities" in the Prospectus.

    The Notes will be issued as unsecured obligations of UNUM in an aggregate
principal amount of $         and will be issued only in book-entry form through
the facilities of The Depository Trust Company (the "Depositary"), and will be in denominations of $1,000 and integral multiples thereof. Transfers or exchanges of beneficial interests in Notes in book-entry form may be effected only through a participating member of the Depositary. See "Global Securities"
below. The Notes will mature on December   , 2028.

    The Notes will bear interest from December   , 1998, payable semi-annually
in arrears on each June   and December   , commencing June   , 1999, at the rate
set forth on the cover page of this Prospectus Supplement, to the persons in
whose names the Notes are registered on the preceding June   and December   ,
respectively.

                              OPTIONAL REDEMPTION

    The Notes will be redeemable, in whole or in part, at the option of UNUM at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points, plus, in each case, accrued interest thereon to the date of redemption.

    "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

    "Quotation Agent" means the Reference Treasury Dealer appointed by the Trustee after consultation with UNUM.

    "Reference Treasury Dealer" means (i) Goldman, Sachs & Co. and its respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), UNUM shall substitute therefor another Primary Treasury

Dealer; and (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with UNUM.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

    Unless UNUM defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

    The Notes will not be entitled to any sinking fund.

                               GLOBAL SECURITIES

    The Notes will be represented by one or more Global Securities registered in the name of the nominee of the Depositary, and will be available for purchase in denominations of $1,000 and any integral multiple thereof. Each Global Security will be deposited with the Depositary or a nominee thereof or custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture.

    Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold beneficial interests through participants. In addition, ownership of beneficial interests by participants in a Global Security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee. Ownership of beneficial interests in such Global Security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such Global Security.

    Payment of principal of and any premium and interest on Notes represented by any Global Security will be made to the Depositary's nominee as the registered owner and holder of such Global Security. Neither UNUM, the Trustee, nor any agent of UNUM or the Trustee will have any responsibility or liability for any aspect of the Depositary's or its nominee's records or any participant's records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any of the Depositary's or its nominee's records or any participant's records relating to such beneficial ownership interests.

    A permanent Global Security is exchangeable for definitive Notes registered in the name of, and a transfer of a permanent Global Security may be registered to, any Person other than the Depositary or its nominee, only if:

        (a) the Depositary notifies UNUM that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

        (b) UNUM in its sole discretion determines that such Global Security shall be exchangeable for definitive Notes in registered form; or

        (c) any event shall have happened and be continuing that constitutes or, after notice or lapse of time, or both, would constitute an Event of Default with respect to the Notes.

    The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

                                   DEFEASANCE

    The Indenture provisions relating to satisfaction and discharge and legal and covenant defeasance which are described in the accompanying Prospectus under the caption "Description of Debt Securities -- Satisfaction and Discharge of Indentures" will apply to the Notes.

                             CONCERNING THE TRUSTEE

    UNUM maintains banking relationships in the ordinary course of business with The Chase Manhattan Bank.

                           PAYING AGENT AND REGISTRAR

    The Chase Manhattan Bank will act as Paying Agent and Registrar for the
Notes.

                                  UNDERWRITING

    UNUM and the underwriters for the offering (the "Underwriters") named below have entered into a pricing agreement which incorporates the provisions of the related underwriting agreement, with respect to the Notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of Notes indicated in the following table.

                                                           Principal Amount
                      Underwriters                             of Notes
---------------------------------------------------------  -----------------
Goldman, Sachs & Co. ....................................    $
J.P. Morgan Securities Inc. .............................
Morgan Stanley & Co. Incorporated........................
                                                           -----------------
      Total..............................................    $
                                                           -----------------
                                                           -----------------

                            ------------------------

    Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. Any Notes sold by the Underwriters to securities dealers may be sold
at a discount from the initial public offering price of up to    % of the
principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the Underwriters to certain other brokers or dealers at a
discount from the initial public offering price of up to    % of the principal
amount of the Notes. If all the Notes are not sold at the initial public offering price, the Underwriters may change the offering price and the other selling terms.

    The Notes are a new issue of securities with no established trading market. UNUM has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In connection with the offering, the Underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater aggregate principal amount of Notes than they are required to purchase from UNUM in the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

    The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased Notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    UNUM estimates that its share of the total expense of the offering,
excluding underwriting discounts and commissions, will be approximately $      .

    UNUM has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking transactions with UNUM, Provident or their affiliates.

                             VALIDITY OF THE NOTES

    The validity of the Notes will be passed upon for UNUM by Kevin J. Tierney, Senior Vice President, Secretary and General Counsel of UNUM and by Cravath, Swaine & Moore, New York, New York with respect to certain matters of New York law, and for the Underwriters by Sullivan & Cromwell, New York, New York. Mr. Tierney owns less than one percent of UNUM's Common Stock.

                                    EXPERTS

    The consolidated balance sheets of
UNUM and subsidiaries as of December 31, 1997 and 1996 and the consolidated statements of income, stockholders' equity, and cash flows for each of the years ended December 31, 1997, 1996 and 1995, incorporated herein by reference, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated financial statements of Provident included in UNUM's Current Report on Form 8-K dated November 22, 1998 as filed on December 10, 1998 ("Form 8-K"), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

    With respect to Provident's unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 1998, included in UNUM's Form 8-K and incorporated by reference herein, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in UNUM's Form 8-K, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of a Registration Statement, prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

                                UNUM CORPORATION
                       DEBT SECURITIES, PREFERRED STOCK,
                           COMMON STOCK AND WARRANTS
                               -----------------

    UNUM Corporation may from time to time offer, together or separately, its
(i) debt securities (the "Debt Securities") which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"); (ii) shares of its preferred stock, $.10 par value (the "Preferred Stock"); (iii) shares of its common stock, $.10 par value (the "Common Stock"); and (iv) warrants to purchase Debt Securities, Preferred Stock, Common Stock or other securities of the Company as shall be designated by the Company at the time of offering (the "Warrants"), in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Common Stock and Warrants are collectively called the "Securities."

    The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $500,000,000 aggregate public offering price (or its equivalent (based on the applicable exchange rate at the time of sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Debt Securities, the specific title, aggregate principal amount, whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities, maturity date, initial public offering or purchase price, interest rate or rates (which may be fixed, floating or adjustable) and timing of payments thereof, yield, provision for redemption or sinking fund requirements, if any, currencies of denomination or currencies otherwise applicable thereto, terms for any conversion or exchange into Common Stock or other securities or property of the Company, in the case of Subordinated Debt Securities, any other variable terms, any listing on a securities exchange and methods of distribution; (ii) in the case of Preferred Stock, the specific title, the aggregate amount, any dividend (including the method of calculating payment of dividends), liquidation, redemption, voting and other rights, any terms for any conversion or exchange into Common Stock or other securities or property of the Company, methods of distribution and the initial public offering or purchase price and other special terms; (iii) in the case of Common Stock, the methods of distribution and the public offering or purchase price; and (iv) in the case of Warrants, the securities of the Company which are issuable upon exercise of the Warrants, the exercise period, the methods of distribution, the initial public offering or purchase price and the exercise price and detachability of such Warrants if issued with other securities. All or a portion of the Debt Securities of a series may be issuable in temporary or permanent global form. The Company's Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the trading symbol "UNM." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchanges, subject to official notice of issuance.

    The Debt Securities will be unsecured. Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness of the Company (as hereinafter defined).

    The Prospectus Supplement may contain information concerning certain United States Federal income tax considerations applicable to the Securities offered therein.

    The Securities may be sold by the Company directly or through agents, underwriters or dealers, as designated from time to time or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. See "Plan of Distribution."

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                 THE DATE OF THIS PROSPECTUS IS AUGUST 2, 1996.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS, DEALERS OR AGENTS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 NORTH CAROLINA

    The Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the commissioner passed upon the accuracy or adequacy of this Prospectus.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104, on which certain of the Company's securities are listed.

    The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (except for Items 7 and 8 of Part II and Item 14 of Part IV), Quarterly Report on Form 10-Q for the three-month period ended March 31, 1996, and Current Report on Form 8-K dated January 24, 1996, filed by the Company under the Exchange Act, and the description of the Company's Common Stock and Share Purchase Rights Plan contained in its Registration Statements filed pursuant to
Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions, are incorporated herein by reference.

    All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Securities shall hereby be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the office of the Secretary, UNUM Corporation, 2211 Congress Street, Portland, Maine, 04122, telephone number (207) 770-4319.

                                  THE COMPANY

    UNUM Corporation ("the Company") is a Delaware corporation organized in 1985 as an insurance holding company. The Company and its subsidiaries ("UNUM") are the leading providers of group long term disability insurance ("group LTD") in the United States and the United Kingdom. UNUM is also a major provider of employee benefits, individual disability insurance and special risk reinsurance. UNUM also markets long term care and retirement income products. UNUM is based in Portland, Maine and through its affiliates has offices in North America, the United Kingdom and the Pacific Rim. The Company's principal executive offices are located at 2211 Congress Street, Portland, Maine 04122 and its telephone number is (207) 770-2211.

    The operations of the following subsidiaries account for substantially all of UNUM's consolidated assets and revenues: UNUM Life Insurance Company of America ("UNUM America"), the leading provider of group disability insurance in the nation and a provider of employee benefits, long term care and retirement products; First UNUM Life Insurance Company (New York state only) ("First UNUM"); Commercial Life Insurance Company, a leader in special risk insurance and professional association insurance marketing; UNUM Limited, the leading group disability insurance provider in the United Kingdom; Duncanson & Holt, Inc., a leading accident and health reinsurance underwriting manager; Colonial Life & Accident Insurance Company ("Colonial"), a leader in payroll-deducted voluntary employee benefits offered to employees at their worksites; and UNUM Japan Accident Insurance Company Limited.

BUSINESS SEGMENTS

    UNUM reports its operations principally in four business segments:
Disability Insurance, Special Risk Insurance, Colonial Products and Retirement Products. Corporate includes transactions that are generally non-insurance related and interest expense on corporate borrowings.

    DISABILITY INSURANCE SEGMENT. The Disability Insurance segment, which in 1995 accounted for 60.0% of UNUM's revenues and 56.8% of its income before income taxes, includes disability products offered in North America, the United Kingdom and Japan including: group LTD, individual disability, group short term disability, association group disability, disability reinsurance and long term care insurance.

    Group LTD is the Disability Insurance segment's principal product. UNUM America and First UNUM target sales of group LTD to executive, administrative and management personnel, and other professionals. Since 1976, UNUM America and First UNUM combined have been the United States' leading provider of group LTD according to EMPLOYEE BENEFIT PLAN REVIEW, a recognized industry publication. UNUM Limited targets group LTD sales to management personnel, other professionals, and technical and skilled artisans. UNUM Limited was the leading provider for 1995 of group LTD insurance in the United Kingdom, as reported by Employers Re. International.

    SPECIAL RISK INSURANCE SEGMENT. The Special Risk Insurance segment in 1995 accounted for 18.2% of UNUM's revenues and 15.8% of its income before income taxes. The Special Risk Insurance segment includes group life, special risk accident insurance, non-disability reinsurance operations, reinsurance underwriting management operations and other special risk insurance products.

    COLONIAL PRODUCTS SEGMENT. The Colonial Products segment in 1995 accounted for 12.8% of UNUM's revenues and 23.0% of its income before income taxes. The Colonial Products segment includes Colonial and affiliates. Colonial, the principal subsidiary, markets a broad line of payroll-deducted, voluntary benefits to employees at their worksites, while focusing on accident and sickness, cancer and life products.

    RETIREMENT PRODUCTS SEGMENT. The Retirement Products segment accounted for 8.7% of UNUM's revenues and 11.9% of its income before income taxes in 1995. This segment markets and services tax-sheltered annuities in UNUM America and First UNUM. This segment also includes guaranteed investment contracts, deposit administration accounts, 401(k) plans, individual life and group medical insurance, all of which are no longer actively marketed by UNUM.

RECENT DEVELOPMENTS

    During the first quarter of 1996, UNUM America and First UNUM entered into an agreement for the sale of their respective group tax-sheltered annuity ("TSA") businesses to The Lincoln National Life Insurance Company ("Lincoln Life"), a part of Lincoln National Corporation, and to a new New York insurance subsidiary of Lincoln Life. The sale, which is subject to regulatory approvals, involves approximately 1,700 group contractholders and assets under management of approximately $3 billion. The agreement initially contemplates the reinsurance of these contracts under an indemnity reinsurance arrangement. These contracts will then be reinsured pursuant to an assumption reinsurance arrangement upon consent of the TSA contractholders and/or participants. The purchase price (ceding commission) at closing is expected to be approximately $70 million. It is anticipated that it will take several months to obtain the necessary approvals and otherwise close the sale. There is no guarantee that the sale will close.

    On February 7, 1996, UNUM announced plans to merge Commercial Life Insurance Company into UNUM America to accelerate growth of its special risk business, increase its commitment to the association group business and to improve operating and capital efficiencies. The merger is expected to become effective on December 31, 1996, subject to regulatory approvals.

    On December 29, 1993, UNUM filed suit in the United States District Court for the District of Maine, seeking a federal income tax refund. The suit is based on a claim for a deduction in certain prior tax years, for $652 million in cash and stock distributed to policyholders in connection with the 1986 conversion of Union Mutual Life Insurance Company to a stock company. UNUM has fully paid, and provided for in prior years' financial statements, the tax at issue in this litigation. On May 23, 1996, the District Court issued its decision that the distribution in question was not a deductible expenditure. UNUM believes its claims are meritorious, and expects to appeal the decision to the Court of Appeals for the First Circuit. The ultimate recovery, if any, cannot be determined at this time.

INVESTMENTS

                                                                  DECEMBER 31, 1995        DECEMBER 31, 1994
                                                               -----------------------  -----------------------
                                                                CARRYING       FAIR      CARRYING       FAIR
                                                                 AMOUNT       VALUE       AMOUNT       VALUE
                                                               -----------  ----------  -----------  ----------
                                                                            (DOLLARS IN MILLIONS)
Fixed maturities:
  Available for sale.........................................  $   9,135.4  $  9,135.4  $   1,640.6  $  1,640.6
  Held to maturity...........................................           --          --      6,227.2     6,168.6
Equity securities available for sale.........................         25.2        25.2        627.9       627.9
Mortgage loans...............................................      1,163.4     1,274.9      1,216.3     1,265.4
Real estate..................................................        222.2                    190.8
Policy loans.................................................        219.2       219.2        201.0       201.0
Other long-term investments..................................         30.4                     38.1
Short-term investments.......................................        896.7       896.7        291.9       291.9
                                                               -----------              -----------
      Total investments......................................  $  11,692.5              $  10,433.8
                                                               -----------              -----------
                                                               -----------              -----------

    UNUM's investment portfolio is concentrated in investment grade bonds. UNUM evaluates total expected return after consideration of associated expenses and losses, within criteria established for each product line. Product line investment strategies are developed to complement business risks by meeting the liquidity and solvency requirements of each product. UNUM purchases assets with maturities, expected cash flows and prepayment conditions that are consistent with these strategies. The nature and quality of the types of investments comply with policies established by management, which are more stringent overall than the statutes and regulations imposed by the jurisdictions in which UNUM's insurance subsidiaries are licensed. UNUM's investments are reported in the consolidated financial statements at net realizable value or net of any applicable allowances for probable losses.

    During the second quarter of 1995, UNUM sold virtually all of the common stock portfolio of its United States subsidiaries, primarily due to consideration of statutory capital requirements associated with investment in common stocks and to increase future investment income. UNUM has reinvested the proceeds from the sale of the common stock portfolio primarily in investment grade fixed income assets. Dependent on capital considerations and market conditions, UNUM may invest in equity securities in the future.

    In November 1995, the FASB issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," which provided a one-time opportunity to reassess the appropriateness of the classifications of securities described in FAS 115, and to reclassify fixed maturities from the held to maturity category without calling into question the intent to hold other debt securities to maturity in the future. On December 31, 1995, UNUM reassessed its fixed maturity portfolio and, as allowed under the implementation guidance, reclassified fixed maturities with an amortized cost of $6,082.8 million and a related net unrealized gain of $393.0 million from the held to maturity category to available for sale.

    At December 31, 1995, the fixed maturity portfolio included $139.4 million of below investment grade bonds (below "Baa") recorded at fair value, which represented 1.5% of the fixed maturity portfolio, and had an associated amortized cost of $133.8 million. At December 31, 1994, the carrying value of below investment grade bonds included in the fixed maturity portfolio was $193.8 million, which represented 2.5% of the fixed maturity portfolio, and had an associated market value of $193.4 million. The percentage of mortgage loans delinquent 60 days or more on a contract delinquency basis was 0.2% and 1.8% at December 31, 1995, and 1994, respectively.

              SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

                                                                                 YEAR ENDED DECEMBER 31,
                                                              -------------------------------------------------------------
                                                                 1995        1994        1993           1992        1991
                                                              ----------  ----------  ----------     ----------  ----------
                                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Revenues
  Premiums..................................................  $  3,018.2  $  2,721.3  $  2,474.1     $  2,142.4  $  1,938.9
  Net investment income (a).................................     1,031.4       815.8       839.8          850.7       811.6
  Fees and other income.....................................        73.3        75.5        83.1           55.4        34.0
                                                              ----------  ----------  ----------     ----------  ----------
Total revenues..............................................     4,122.9     3,612.6     3,397.0        3,048.5     2,784.5
Benefits and expenses
  Benefits to policyholders.................................     2,493.0     2,239.0     1,775.7        1,532.6     1,387.1
  Interest credited.........................................       227.4       242.7       281.0          328.4       357.7
  Operating expenses........................................       728.2       713.0       675.6          590.9       554.8
  Commissions...............................................       369.9       355.9       326.8          298.9       258.8
  Increase in deferred policy acquisition costs.............      (114.7)     (155.3)     (135.1)        (111.7)     (104.8)
  Interest expense..........................................        37.2        18.7        12.7           10.9        11.3
                                                              ----------  ----------  ----------     ----------  ----------
    Total benefits and expenses.............................     3,741.0     3,414.0     2,936.7        2,650.0     2,464.9
                                                              ----------  ----------  ----------     ----------  ----------
Income before income taxes and cumulative effects of
 accounting changes.........................................       381.9       198.6       460.3          398.5       319.6
Income taxes................................................       100.8        43.9       148.3          107.3        74.3
                                                              ----------  ----------  ----------     ----------  ----------
Income before cumulative effects of accounting changes......       281.1       154.7       312.0          291.2       245.3
Cumulative effects of accounting changes....................          --          --       (12.1)            --          --
                                                              ----------  ----------  ----------     ----------  ----------
    Net Income..............................................  $    281.1  $    154.7  $    299.9     $    291.2  $    245.3
                                                              ----------  ----------  ----------     ----------  ----------
                                                              ----------  ----------  ----------     ----------  ----------
BALANCE SHEET DATA
(at end of period)
Assets......................................................  $ 14,787.8  $ 13,127.2  $ 12,437.3     $ 11,959.8  $ 11,310.9
Short-term debt.............................................  $    126.5  $    246.6  $    110.0     $    122.7  $    150.1
Long-term debt..............................................  $    457.3  $    182.1  $    128.6     $     77.2  $     51.5
Stockholders' equity........................................  $  2,302.9  $  1,915.4  $  2,102.7     $  2,010.9  $  1,755.5

OTHER DATA
Earnings per share..........................................  $     3.87  $     2.09  $     3.81(b)  $     3.71  $     3.15
Dividends paid per share....................................  $    1.035  $     0.92  $    0.765     $    0.625  $     0.49
Book value per share........................................  $    31.54  $    26.45  $    27.67     $    25.44  $    22.46
Number of shares (millions):
  Shares outstanding........................................        73.0        72.4        76.0           79.1        78.2
  Weighted average shares outstanding.......................        72.7        74.2        78.8           78.5        77.8
Ratio of earnings to fixed charges (c)......................         9.0         7.7        20.0           19.1        14.0

--------------------------
(a) Net investment income is comprised of investment income (net of expenses) and net realized investment gains.
(b) Earnings per share before cumulative effects of accounting changes was $3.96. Effective January 1, 1993, the Company adopted Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which decreased net income by $32.1 million, or $0.40 per share, and Financial Accounting Standard No. 109, "Accounting for Income Taxes," which increased net income by $20.0 million, or $0.25 per share.
(c) For purposes of computing the ratio of earnings to fixed charges, earnings as adjusted consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated interest portion of rent expense.

       SELECTED CONSOLIDATED SEGMENT INCOME STATEMENT DATA OF THE COMPANY

                                                                            YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------
                                                                1995      1994      1993         1992      1991
                                                              --------  --------  --------     --------  --------
                                                                             (DOLLARS IN MILLIONS)
Premiums and other income:
  Disability Insurance Segment..............................  $1,879.9  $1,716.2  $1,547.9     $1,339.8  $1,214.6
  Special Risk Insurance Segment............................     702.3     607.1     559.4        432.8     368.5
  Colonial Products Segment.................................     475.1     441.3     407.4        371.9     325.4
  Retirement Products Segment...............................      34.1      31.4      42.5         52.5      64.4
  Corporate.................................................       0.1       0.8        --          0.8        --
                                                              --------  --------  --------     --------  --------
    Total premiums and other income.........................   3,091.5   2,796.8   2,557.2      2,197.8   1,972.9
                                                              --------  --------  --------     --------  --------
Net investment income: (a)
  Disability Insurance Segment..............................     592.9     400.3     369.8        370.5     333.8
  Special Risk Insurance Segment............................      48.4      40.7      34.8         32.2      26.5
  Colonial Products Segment.................................      52.2      32.6      41.4         35.4      38.5
  Retirement Products Segment...............................     323.7     338.0     387.6        408.7     411.3
  Corporate.................................................      14.2       4.2       6.2          3.9       1.5
                                                              --------  --------  --------     --------  --------
    Total net investment income.............................   1,031.4     815.8     839.8        850.7     811.6
                                                              --------  --------  --------     --------  --------
    Total revenues..........................................   4,122.9   3,612.6   3,397.0      3,048.5   2,784.5
                                                              --------  --------  --------     --------  --------
Benefits and expenses:
  Disability Insurance Segment..............................   2,255.8   2,060.3   1,603.6      1,446.6   1,306.4
  Special Risk Insurance Segment............................     690.4     581.9     555.3        418.7     355.2
  Colonial Products Segment.................................     439.6     411.2     378.4        346.8     306.4
  Retirement Products Segment...............................     312.3     327.4     375.8        427.5     484.4
  Corporate.................................................      42.9      33.2      23.6         10.4      12.5
                                                              --------  --------  --------     --------  --------
    Total benefits and expenses.............................   3,741.0   3,414.0   2,936.7      2,650.0   2,464.9
                                                              --------  --------  --------     --------  --------
Income (loss) before income taxes and cumulative effects of
 accounting changes:
  Disability Insurance Segment..............................     217.0      56.2     314.1        263.7     242.0
  Special Risk Insurance Segment............................      60.3      65.9      38.9         46.3      39.8
  Colonial Products Segment.................................      87.7      62.7      70.4         60.5      57.5
  Retirement Products Segment...............................      45.5      42.0      54.3         33.7      (8.7)
  Corporate.................................................     (28.6)    (28.2)    (17.4)        (5.7)    (11.0)
                                                              --------  --------  --------     --------  --------
    Total income before income taxes and cumulative effects
      of accounting changes.................................     381.9     198.6     460.3        398.5     319.6
                                                              --------  --------  --------     --------  --------
Income taxes................................................     100.8      43.9     148.3        107.3      74.3
                                                              --------  --------  --------     --------  --------
Cumulative effects of accounting changes....................        --        --     (12.1)(b)       --        --
                                                              --------  --------  --------     --------  --------
    Net income..............................................  $  281.1  $  154.7  $  299.9     $  291.2  $  245.3
                                                              --------  --------  --------     --------  --------
                                                              --------  --------  --------     --------  --------

--------------------------
(a) Net investment income is comprised of investment income (net of expenses) and net realized investment gains.
(b) Effective January 1, 1993, the Company adopted Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," which decreased net income by $32.1 million, or $0.40 per share, and Financial Accounting Standard No. 109, "Accounting for Income Taxes," which increased net income by $20.0 million, or $0.25 per share.

                                USE OF PROCEEDS

    Except as set forth in a Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including working capital, capital expenditures, investment in subsidiaries, refinancing of debt, possible future business acquisitions and for the repurchase of its Common Stock. The Company does not have any present plans, and is not engaged in any negotiations, for the use of any such proceeds, or the issuance of Common Stock, in any future acquisition. Any proposal to use proceeds from any offering of Securities in connection with an acquisition will be disclosed in the Prospectus Supplement relating to such offering.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

    The Senior Debt Securities are to be issued under an Indenture, dated as of September 15, 1990 (the "Senior Indenture"), between UNUM Corporation (for purposes of this "Description of Debt Securities," exclusive of its subsidiaries, the "Company") and The Chase Manhattan Bank, N.A., as trustee. The Subordinated Debt Securities are to be issued under a separate Indenture dated as of May 1, 1995 (the "Subordinated Indenture") between the Company and Mellon Bank, N.A., as trustee. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures." Copies of the Senior Indenture and the Subordinated Indenture are filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. The Chase Manhattan Bank, N.A. and Mellon Bank, N.A. are hereinafter referred to as the "Trustee." The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures applicable to a particular series of Debt Securities, including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Indentures are referred to, such Sections, Articles or defined terms are incorporated herein by reference. Article and Section references used herein are references to the applicable Indenture. Except as otherwise indicated, the terms of the Senior Indenture and the Subordinated Indenture are identical. Capitalized terms not otherwise defined herein shall have the meaning given in the Indentures.

GENERAL

    The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and each Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be unsecured. Unless otherwise specified in the Prospectus Supplement, the Senior Debt Securities when issued will be unsubordinated obligations of the Company and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below) of the Company, as described under "Subordination of Subordinated Debt Securities" and in the Prospectus Supplement applicable to an offering of Subordinated Debt Securities. Since the Company is a holding company, the right of the Company, and hence the right of creditors of the Company (including the Holders of Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

    Reference is made to the Prospectus Supplement relating to the particular Debt Securities offered thereby (the "Offered Debt Securities") which sets forth whether the Offered Debt Securities shall be Senior Debt Securities or Subordinated Debt Securities, and further sets forth the following terms, where applicable, of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on their aggregate principal amount; (3) whether they are to be issuable in temporary or permanent global form; (4) the price(s) (expressed as a percentage of the aggregate principal amount thereof) at which they will be issued; (5) the date(s) on which they will mature; (6) the rate(s) (which may be fixed, floating or adjustable) at which they will bear interest, if any, and the date from which such interest will accrue; (7) the dates on which such interest will be payable and the Regular Record Dates for such Interest Payment Dates; (8) any mandatory or optional sinking fund or analogous provisions; (9) any index or formula used to determine the amount of payments of principal of and premium, if any, and interest; (10) the date, if any, after which and the price(s) at which the Company may redeem them at its option; (11) the currency or currencies (including composite currencies) of payment of principal of and premium, if any, and interest thereon if other than U.S. dollars (the "Specified Currency"); (12) the terms and conditions, if any, pursuant to which the Subordinated Debt Securities are convertible into or exchangeable for Common Stock or other securities or property of the Company;
(13) the Person to whom any interest on the Offered Debt Securities will be payable, if other than the Person in whose name such Offered Debt Securities are registered on any Regular Record Date; (14) the place or places where principal of (and premium, if any) and interest, if any, on Offered Debt Securities will be payable; (15) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities will be issuable; (16) any event or events of default applicable with respect to the Offered Debt Securities in addition to those provided in the applicable Indenture; (17) any other covenant or warranty included for the benefit of the Offered Debt Securities in addition to (and not inconsistent with) those included in the applicable Indenture for the benefit of Debt Securities of all series, or any other covenant or warranty included for the benefit of the Offered Debt Securities in lieu of any covenant or warranty included in the Indentures for the benefit of Debt Securities of all series or any provision that any covenant or warranty included in the applicable Indenture for the benefit of Debt Securities of all series shall not be for the benefit of the Offered Debt Securities, or any combination of such covenants, warranties or provisions; and (18) any other terms. (Section 301) Debt Securities may also be issued under the Indentures upon the exercise of Warrants. See "Description of Warrants."

    The Indentures do not contain any provisions that afford Holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company.

    Offered Debt Securities may be issued at a substantial discount to their principal amount (the "Original Issue Discount Securities"). Certain United States Federal income tax and other considerations applicable to Original Issue Discount Securities, and to Offered Debt Securities that are denominated in other than U.S. dollars, will be described in the applicable Prospectus Supplement.

    The Indentures provide the Company with the ability, in addition to the ability to issue Offered Debt Securities with terms different from those of Debt Securities previously issued, to "reopen" a previous issue of a series of Debt Securities and issue additional Offered Debt Securities of such series. (Section
301)

DENOMINATIONS, REGISTRATION AND TRANSFER

    Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Offered Debt Securities, Offered Debt Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof without coupons. The Prospectus Supplement relating to a series of Offered Debt Securities denominated in a foreign or composite currency will specify the denominations thereof. (Section 302) Offered Debt Securities of any series will be exchangeable for other Offered Debt Securities of the same series containing identical terms and provisions and of a like aggregate principal amount and containing identical terms and provisions of different authorized denominations. (Section 305) Offered Debt Securities may be issuable under the Indentures in temporary or permanent global form. (Section 202) See "Global Securities."

    Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's Paying Agent for payments with respect to Debt Securities. Any other Paying Agents in the United States initially designated by the Company for the Offered Debt Securities will be named in the related Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for such series. All monies paid by the Company to a Paying Agent for the payment of principal of and premium, if any, and interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the Holder of such Offered Debt Security will thereafter look only to the Company for payment thereof. (Section
1003)

GLOBAL SECURITIES

    If any Offered Debt Securities are issuable in temporary or permanent global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such permanent global Debt Security may exchange such interests for definitive Offered Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. Principal of and any premium and interest on a permanent global Debt Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN COVENANTS IN THE INDENTURES

    LIMITATIONS ON SALES OF RESTRICTED SUBSIDIARIES' CAPITAL STOCK. The Company will not sell, transfer or otherwise dispose of any shares of capital stock of a Restricted Subsidiary (other than directors' qualifying shares or sales to Restricted Subsidiaries), and it will not permit any Restricted Subsidiary to sell, transfer or otherwise dispose of any shares of capital stock of any other Restricted Subsidiary (other than for directors' qualifying shares or sales or other transfers to the Company or to a Restricted Subsidiary), unless the entire capital stock of such Restricted Subsidiary at the time owned by the Company and its Restricted Subsidiaries shall be disposed of at the same time for a consideration consisting of cash or other property, which, in the opinion of the Board of Directors of the Company, is at least equal to the fair value thereof. (Section 1006)

    For purposes of the Indentures, "Restricted Subsidiary" means each of UNUM Life Insurance Company of America, First UNUM Life Insurance Company, and Colonial Companies, Inc., as well as any successor to all or a principal part of the business of any such subsidiary, any subsidiary which owns or holds capital stock of any such subsidiary and any other subsidiary which the Company's Board of Directors designates as a Restricted Subsidiary. (Section 101) The Restricted Subsidiaries accounted for approximately 90% of the consolidated revenues of the Company during 1995 and approximately 91% of the consolidated assets of the Company at December 31, 1995.

LIMITATIONS ON LIENS ON RESTRICTED SUBSIDIARIES' CAPITAL STOCK.

    The Company will not, and it will not permit any Restricted Subsidiary at any time directly or indirectly to, create, assume, incur, or permit to exist any indebtedness secured by a pledge, lien, or other encumbrance on the capital stock of any Restricted Subsidiary without making effective provision whereby the Debt Securities then outstanding (and, if the Company so elects, any other indebtedness ranking on a parity with the Debt Securities) shall be equally and ratably secured with such secured indebtedness so long as such other indebtedness shall be secured. (Section 1007)

CONVERSION RIGHTS

    The terms on which Subordinated Debt Securities of any series are convertible into or exchangeable for Common Stock or other securities or property of the Company will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion or exchange is mandatory, at the option of the Holder or at the option of the Company, and may include provisions pursuant to which the number of shares of Common Stock or other securities of the Company to be received by the Holders of Subordinated Debt Securities would be calculated according to the market price of Common Stock or other securities of the Company as of a time stated in the Prospectus Supplement. The conversion price of any Subordinated Debt Securities of any series that is convertible into Common Stock of the Company may be adjusted for any stock dividends, stock splits, reclassification, combinations or similar transactions, as set forth in the applicable Prospectus Supplement. (Article Fourteen)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

    Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

    The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the Holders of Senior Indebtedness will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Indebtedness before the Holders of the Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1302)

    By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company may recover less, ratably, than Holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

    In the event of the acceleration of the maturity of any Subordinated Debt Securities, the Holders of all Senior Indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1303)

    No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness, or an event of default with respect to any Senior Indebtedness resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 1304) For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security.

    The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities constitute Senior Indebtedness under the Subordinated Indenture.

    "Senior Indebtedness" is defined to include all amounts due on and obligations in connection with any of the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred or created:

    (a) indebtedness, obligations and other liabilities (contingent or otherwise) of the Company for money borrowed, or evidenced by bonds, debentures, notes or similar instruments;

    (b) reimbursement obligations and other liabilities (contingent or otherwise) of the Company with respect to letters of credit, bankers' acceptances issued for the account of the Company or with respect to interest rate protection agreements or currency exchange or purchase agreements;

    (c) obligations and liabilities (contingent or otherwise) in respect of leases by the Company as lessee which, in conformity with generally accepted accounting principles, are accounted for as capitalized lease obligations on the balance sheet of the Company;

    (d) all direct or indirect guarantees or similar agreements in respect of, and obligations or liabilities (contingent or otherwise) to purchase or otherwise acquire or otherwise to assure a creditor against loss of the Company in respect of, indebtedness, obligations or liabilities of another Person described in clauses (a) through (c);

    (e) any indebtedness described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by the Company, regardless of whether the indebtedness secured thereby shall have been assumed by the Company; and

    (f) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (e); unless in any case in the instrument creating or evidencing such indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding, it is provided that such indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding involved is not senior in right of payment to the Subordinated Debt Securities or that such indebtedness is PARI PASSU with or junior to the Subordinated Debt Securities. (Section 101)

    The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate or merge with or into any Person, or transfer or lease its assets substantially as an entirety to any Person, or may acquire or lease the assets of any Person, provided that: (a) the successor formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the applicable Indenture; (b) after giving effect to the transaction, no Event of Default (and no event which, after notice or lapse of time or both, would become an Event of Default) shall have happened and be continuing; and (c) certain other conditions are met. (Article Eight)

EVENTS OF DEFAULT

    Under the Indentures, the following will be Events of Default with respect to Debt Securities of a particular series: (a) the Company defaults in the payment of interest on any Debt Security of that series when due and payable and the Default continues for a period of 30 days; (b) the Company defaults in the payment of any principal of and premium, if any, on any Debt Security of that series when due and payable at maturity, upon redemption or otherwise, or in the deposit of any sinking fund payment when due by the terms of a Debt Security of that series; (c) the Company fails to comply with or perform any of its other agreements, covenants or warranties in the Debt Securities of that series or the Indenture in respect of Debt Securities of that series and the Default continues for 60 days after written notice as provided in the applicable Indenture; (d) there shall be a default by the Company or any Restricted Subsidiary under any (i) debt for money borrowed (including Debt Securities of any series other than that series), (ii) mortgage, indenture or other instrument under which there may be issued or may be secured or evidenced any indebtedness for money borrowed, (iii) guarantee of payment for money borrowed or (iv) debt evidenced by bonds, debentures, notes or other similar instruments (excluding trade accounts payable or accrued liabilities arising in the normal course of business which are not overdue by more than 90 days or which are being contested in good faith) and such default shall result in such indebtedness becoming due prior to its stated maturity; PROVIDED, HOWEVER, a default shall exist under this clause (d) only if all such defaults relate to such indebtedness or such guarantees with an aggregate principal amount in excess of $5,000,000, the acceleration of which has not been rescinded or annulled within 10 days after written notice as provided in the applicable Indenture; (e) certain events of bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary; and (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) The applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series (each series acting as a separate class) may declare all unpaid principal of and accrued interest (or such lesser amount as may be provided for in the Debt Securities of that series) on all then Outstanding Debt Securities of that series to be due and payable immediately if an Event of Default (other than one in (e) above) with respect to Debt Securities of such series shall occur and be continuing at the time of declaration. If an Event of Default as specified in
(e) above occurs, all unpaid principal and accrued interest (or such lesser amount as may be provided for in the Debt Securities of that series) shall IPSO FACTO become and be immediately due and payable without any other declaration or act on the part of the Trustee or any Holder. (Section 502)

    At any time after a declaration of acceleration has been made with respect to Debt Securities of any series, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may rescind any declaration of acceleration with respect to the Debt Securities of that series and its consequences, (a) if the rescission would not conflict with any judgment or decree; (b) if all existing Events of Defaults with respect to Debt Securities of that series have been cured or waived except non-payment of principal or interest on Debt Securities of that series that has become due solely because of the acceleration; and (c) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefore in such Debt Securities has been paid. (Section 502) Any Event of Default with respect to Debt Securities of any series may be waived by the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, except in a case of failure to pay principal or premium, if any, or interest on, or deposit of any sinking fund payment with respect to, any Debt Security of that series for which payment or deposit had not been subsequently made or in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section
504)

    If any event which is, or after notice or lapse of time or both would become an Event of Default (a "Default") occurs with respect to Debt Securities of any series and it is known to the applicable Trustee, the Trustee shall mail to Holders of Debt Securities of that series a notice of Default within 90 days after it occurs unless such Default shall have been cured or waived, PROVIDED that except in the case of a Default in the payment of the principal of or premium, if any, or interest on, any Debt Security of any series or in the making of any sinking fund payment payable with respect to Debt Securities of any series, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee in good faith determines that withholding the notice is in the interests of Holders of Debt Securities of that series and PROVIDED, FURTHER, that in the case of any Default of the character specified in clause (c) under "Events of Default" with respect to Debt Securities of any series, no notice to Holders shall be given until at least 30 days after the occurrence thereof. (Section 602)

    Reference is made to the Prospectus Supplement relating to any series of Debt Securities which are Original Issue Discount Securities for the particular provisions relating to the principal amount of such Original Issue Discount Securities due upon the occurrence of any Event of Default and the continuation thereof.

    The Holders of a majority in principal amount of the Outstanding Debt Securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series, PROVIDED that the Trustee may refuse to follow any directions that conflict with any law or the Indenture, are unduly prejudicial to the rights of other Holders of that series, or would involve the Trustee in personal liability. (Section
505)

    In case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the applicable Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. (Section 601) Before proceeding to exercise any right or power under the applicable Indenture at the direction of such Holders, the Trustee will be entitled to receive from such Holders security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. (Section 603)

MODIFICATION AND WAIVER

    With certain exceptions, modification or amendment of the Indentures or the rights of Holders of the Debt Securities of any series may be effected by the Company and the Trustee with the consent of the Holders of at least 66 2/3% in principal amount of the Outstanding Debt Securities of each series affected thereby, PROVIDED that no such modification or amendment may, without the written consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of, or interest on, any Debt Security; (b) reduce the principal amount of, or the interest on, any Debt Security or any premium payable upon the redemption thereof or reduce the amount of principal of an Original Issue Discount Security which could be declared due and payable upon an acceleration;
(c) change the Place of Payment or coin or currency of any payment of principal, any premium or interest on any Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;
(e) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required to approve any supplemental indenture, to waive compliance with certain provisions of the applicable Indenture or certain defaults thereunder and their consequences, or to reduce quorum or voting requirements applicable to meetings of Holders; (f) in the case of Subordinated Debt Securities, adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of such Subordinated Debt Securities; (g) in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to the Holders of any Subordinated Debt Securities; or (h) modify the foregoing requirements in (a) through (g) above, requiring the consent of each Holder of each Outstanding Debt Security affected thereby, or the percentage of such Holders required to waive past defaults, or the percentage of such Holders that may rescind an acceleration, except to increase any such percentage, and except to provide that other provisions of the Indentures cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby. (Section 902) Except with respect to certain fundamental provisions, the Holders of at least a majority in principal amount of Outstanding Debt Securities of any series may, with respect to such series, waive past defaults under the Indentures and waive compliance by the Company with certain provisions of the Indentures. (Section 513)

SATISFACTION AND DISCHARGE OF INDENTURES

    The Indentures generally provide that the Company may terminate certain of its obligations under the Debt Securities of any series and under the Indentures (with respect to such series) if (i) all the Debt Securities of such series previously authenticated and delivered (other than lost, destroyed or stolen Debt Securities that have been replaced or paid or for whose payment money has been deposited in trust) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it thereunder, (ii) such Debt Securities of such series have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption and the Company irrevocably deposits with the Trustee money or U.S. Government Obligations sufficient to pay principal of, premium, if any, and interest on the Outstanding Debt Securities of such series that are due or will become due upon redemption or maturity, as the case may be, and to pay all other sums payable by it thereunder or (iii) upon compliance with certain conditions specified in the Indentures, 123 days after the Company makes the deposit with the Trustee of money or U.S. Government Obligations specified in clause (ii). In such case, Holders of the Debt Securities must look to the deposited money for payment. (Section 401)

    The Indentures further provide that if the Company has made the election provided by clause (iii) above, it may elect either (a) to defease and be discharged from any and all obligations with respect to the Debt Securities of such series, except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, and to hold moneys for payment in trust ("legal defeasance") or (b) to be released from its obligations with respect to the Debt Securities of such series under the covenant default (except with respect to the covenant to pay principal and interest) and cross-acceleration provisions under "Events of Default" and from the restrictions described under certain covenants in the Indentures, including "Limitations on Sales of Restricted Subsidiaries' Capital Stock" and "Limitations on Liens on Restricted Subsidiaries' Capital Stock," and, in the case of Subordinated Debt Securities, the provisions described under "Subordination of Subordinated Debt Securities" ("covenant defeasance"). As a condition to legal defeasance or covenant defeasance, the Company must deliver to the Trustee an opinion of counsel (as specified in the Indentures) to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred. In the case of legal defeasance under clause (a) or covenant defeasance under clause (b) above, a ruling of the Internal Revenue Service may be delivered in lieu of such opinion. (Section 401)

    Under current United States Federal income tax law, legal defeasance would likely be treated as a taxable exchange of such Debt Securities for interests in the defeasance trust. As a consequence, a Holder would recognize gain or loss equal to the difference between the Holder's tax basis for such Debt Securities and the value of the Holder's interest in the defeasance trust, and thereafter would be required to include in income its share of the income, gain and loss of the defeasance trust. Under current Federal income tax law, covenant defeasance would likely not be treated as a taxable exchange of such Debt Securities. Purchasers of such Debt Securities should consult their tax advisors with respect to the more particular tax consequences to them of such legal defeasance and covenant defeasance, including the applicability and effect of United States Federal income and other tax law.

    The Company may exercise its legal defeasance option with respect to the Debt Securities of such series, notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated because of the covenant default (except with respect to the covenant to pay principal and interest) and cross-acceleration provisions or certain of the covenants, including those noted under clause (b) above. However, if such an acceleration were to occur because of other defaults, the realizable value at the acceleration date of the money and U.S. Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, because the required deposit in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors. (Section 401)

    The term "U.S. Government Obligations" is defined to mean direct obligations of the United States for the payment of which its full faith and credit is pledged, or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt, PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt. (Section 101)

CONCERNING THE TRUSTEES

    The Company maintains banking relationships in the ordinary course of business with The Chase Manhattan Bank, N.A. and Mellon Bank, N.A. In addition, Mellon Bank, N.A. is a participant in the Company's $500 million revolving credit facility entered into as of December 13, 1994.

                          DESCRIPTION OF CAPITAL STOCK

    The following descriptions and the descriptions contained in "Description of Preferred Stock" and "Description of Common Stock" are summaries, and reference is herein made to the detailed provisions of the following documents, copies of which are filed as exhibits to the Registration Statement: (i) the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation");
(ii) the Company's By-Laws (the "By-Laws"); and (iii) the Rights Agreement between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), pursuant to which shares of Junior Participating Preferred Stock, Series A ("Junior Participating Preferred Stock") are issuable.

    The authorized capital stock of the Company consists of: (i) 120,000,000 shares of Common Stock, par value $0.10 per share, and (ii) 10,000,000 shares of Preferred Stock, par value $0.10 per share, of which 1,000,000 are designated as Junior Participating Preferred Stock.

    As of March 31, 1996, there were outstanding: (a) 73,274,752 shares of Common Stock (as well as the same number of rights to purchase shares of Junior Participating Preferred Stock, pursuant to the Rights Agreement) and (b) employee stock options to purchase an aggregate of 5,835,464 shares of Common Stock.

                         DESCRIPTION OF PREFERRED STOCK

    The following description sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to that series. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the

Company's Certificate of Incorporation and the certificate of designation relating to each such series of Preferred Stock, which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

GENERAL

    Under the Company's Certificate of Incorporation, the Board of Directors is authorized to fix and determine the terms, limitations and relative rights and preferences of any class of preferred stock, including, without limitation, any voting rights thereof, to divide and issue any of the classes of preferred stock in series, and to fix and determine the variations among series to the extent permitted by law. The Company has authorized 1,000,000 shares of Junior Participating Preferred Stock for issuance upon exercise of certain preferred share purchase rights associated with each share of outstanding Common Stock as provided in the Rights Agreement. See "Description of Common Stock--Share Purchase Rights Plan--Description of Junior Participating Preferred Stock."

    The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to a particular series of Preferred Stock offered thereby for specific terms including: (1) the designation and the number of shares offered; (2) the amount of liquidation preference per share; (3) the price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends will be payable, whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to cumulate; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights; and (7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

    The Preferred Stock offered hereby will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Any shares of Preferred Stock sold hereunder will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series of Preferred Stock will rank on a parity as to dividends and liquidation rights in all respects with each other series of Preferred Stock (other than the Junior Participating Preferred Stock).

DIVIDEND RIGHTS

    Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Different series of the Preferred Stock may be entitled to dividends at different rates or based upon different methods of determination. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto.

RIGHTS UPON LIQUIDATION

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to such series of the Preferred Stock upon liquidation, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock plus an amount equal to accrued and unpaid dividends for the then current dividend period and, if such series of the Preferred Stock is cumulative, for all dividend periods prior thereto, all as set forth in the Prospectus Supplement with respect to such shares.

REDEMPTION

    The terms, if any, on which shares of a series of Preferred Stock may be subject to optional or mandatory redemption, in whole or in part, will be set forth in the Prospectus Supplement relating to such series.

CONVERSION

    The terms, if any, on which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms may include provisions for conversion, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of shares of Common Stock to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the Prospectus Supplement.

TRANSFER AGENT AND REGISTRAR

    The transfer agent, registrar and dividend disbursement agent for the Preferred Stock will be designated in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of the Preferred Stock have the right to elect directors of the Company or to vote on any other matter.

VOTING RIGHTS

    The holders of Preferred Stock of a series offered hereby will not be entitled to vote except as indicated in the Prospectus Supplement relating to such series of Preferred Stock or as required by applicable law.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    Subject to the rights of the holders of any shares of the Company's Preferred Stock which may at the time be outstanding, holders of Common Stock are entitled to such dividends as the Board of Directors may declare out of funds legally available therefor. The holders of Common Stock will possess exclusive voting rights in the Company, except to the extent the Board of Directors specifies voting power with respect to any Preferred Stock issued. Except as hereinafter described, holders of Common Stock are entitled to one vote for each share of Common Stock, but will not have any right to cumulate votes in the election of directors. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, after payment of all of the Company's debts and liabilities and of all sums to which holders of any Preferred Stock may be entitled, the distribution of any remaining assets of the Company. Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued. Any shares of Common Stock sold hereunder will be fully paid and non-assessable upon issuance against full payment of the purchase price therefor. First Chicago Trust Company of New York is the transfer agent for the Common Stock. The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "UNM."

CERTAIN PROVISIONS

    The provisions of the Company's Certificate of Incorporation and By-Laws which are summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    CLASSIFIED BOARD. The Board of Directors is divided into three classes that are elected for staggered three-year terms. A director may be removed by the stockholders, but only for cause, and only by the affirmative vote of the holders, voting as a single class, of 80% or more of the total number of votes entitled to be cast by all holders of the voting stock which shall include all capital stock of the Company which by its terms may vote on all matters submitted to stockholders of the Company generally.

    ISSUANCE OF PREFERRED STOCK. Pursuant to the Certificate of Incorporation, the Board of Directors by resolution may establish one or more series of Preferred Stock having such number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of the Company.

    BUSINESS COMBINATIONS. In addition, the Certificate of Incorporation and By-Laws of the Company contain supermajority voting provisions relating to the approval of business combinations with certain stockholders. Pursuant to the Company's Certificate of Incorporation, any Business Combination (as defined therein, which term includes a merger, sale of all or substantially all its assets, the adoption of a plan of liquidation and similar extraordinary corporate transactions) with (i) any person (other than the Company, its subsidiaries, certain employee benefit plans of the Company and the trustees of such plans) who is the beneficial owner of 10% or more of the UNUM Voting Stock (as defined below) or (ii) any person who is an Affiliate or Associate (as defined in Rule 12b-2 of the Exchange Act) of the Company and who was the beneficial owner of 10% or more of the UNUM Voting Stock at any time in the two years prior to the date in question (each such person, a "UNUM Interested Stockholder") must be approved by a supermajority vote, unless the Business Combination has been approved by the vote of a majority of the Continuing Directors (as defined below) of the Company's Board of Directors. "UNUM Voting Stock" means all capital stock of the Company which by its terms may vote on all matters submitted to stockholders of the Company generally. "Continuing Director" means any Board of Directors member who while serving as a Board of Directors member is not an Affiliate or Associate or representative of the UNUM Interested Stockholder and who was a Board of Directors member before the UNUM Interested Stockholder became such and includes certain successors to such Board of Directors members. The required supermajority vote consists of the affirmative vote of the holders of (i) 80% or more of the UNUM Voting Stock, voting together as a single class, and (ii) at least a majority of the shares of UNUM Voting Stock not held by the UNUM Interested Stockholder, voting together as a single class.

    AMENDMENTS TO THE CERTIFICATE OF INCORPORATION. Under the Certificate of Incorporation, the amendment of, repeal of or adoption of any provision inconsistent with certain provisions of the Certificate of Incorporation relating to (i) the election of the Board of Directors, its powers and related matters requires the affirmative vote of the holders of at least 80% of the outstanding UNUM Voting Stock, voting together as a single class, and (ii) Business Combinations with UNUM Interested Stockholders and the required votes for amendments of the Certificate of Incorporation requires the affirmative vote of the holders specified in clause (i) above and the affirmative vote of the holders of at least a majority of the outstanding UNUM Voting Stock which is not beneficially owned by any UNUM Interested Stockholder, voting together as a single class. The above supermajority voting requirements do not apply to any amendment, repeal or adoption recommended by the Board of Directors of the Company if a majority of the Board of Directors of the Company then in office consists of persons who would be eligible to serve as Continuing Directors.

    AMENDMENTS TO THE BY-LAWS. The Certificate of Incorporation provides that the By-Laws may be amended by the affirmative vote of a majority of directors present at a meeting of the Board of Directors at which a quorum is present or by the affirmative vote of the holders of at least 80% of all outstanding UNUM Voting Stock, voting together as a single class.

    STOCKHOLDER PROPOSAL PROCEDURES. The By-Laws require any stockholder who wants to present a proposal for action by the stockholders at an annual meeting to deliver a written notice to the Secretary of the Company. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company, not less than 60 days nor more than 90 days prior to the date of the annual meeting, unless less than 75 days' notice or prior public disclosure of the date of such meeting has been given or made to the stockholders, in which case a stockholder's notice must be received no later than the close of business on the 15th day following the day on which such notice was mailed or such disclosure was made.

SHARE PURCHASE RIGHTS PLAN

    On March 13, 1992, the Board of Directors of the Company adopted a stockholder rights plan and declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock to stockholders of record at the close of business on March 23, 1992. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Junior Participating Preferred Stock, at a purchase price of $150 per Unit, subject to adjustment (the "Purchase Price"). The terms of the Junior Participating Preferred Stock are such that one Unit is essentially equivalent to one share of Common Stock. The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 13, 1992 and amended as of June 19, 1996 (as amended, the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as rights agent (the "Rights Agent").

    Initially, the Rights are attached to all outstanding Common Stock certificates, and no separate certificates evidencing Rights ("Rights Certificates") are distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock, except for persons or a group of affiliated or associated persons who become the beneficial owner of 10% or more of the outstanding shares of Common Stock solely as a result of a reduction in the number of shares of Common Stock outstanding due to a repurchase of shares by the Company unless such person or group thereafter acquires additional shares representing 1% or more of the outstanding Common Stock (the "Stock Acquisition Date") or (ii) ten (10) business days (or such later date as may be determined by the Board of Directors) following the announcement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of Common Stock. However, if the Board of Directors of the Company determines that any person who would otherwise be an Acquiring Person has become such inadvertently, then such person will not become an Acquiring Person if certain conditions are satisfied, including divestiture by such person of beneficial ownership of the shares of Common Stock that would have otherwise caused such person to become an Acquiring Person.

    Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after March 23, 1992 contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 13, 2002, unless earlier redeemed by the Company as described below (the "Expiration Date").

    In the event that (i) a Person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which at least a majority of the members of the Board of Directors who are not officers of the Company and who are not representatives, nominees, affiliates or associates of an Acquiring Person determine to be fair to and otherwise in the best interests of the Company and its stockholders (a "Fair Offer")) or (ii) an Acquiring Person or any of its affiliates or associates shall merge into or otherwise combine with the Company in a transaction in which the Company is the surviving corporation and the Common Stock remains outstanding and unchanged, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company or a reduction in the Purchase Price) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or an associate or affiliate of an Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below.

    In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the preceding paragraph or a merger which follows, and is at the same price as, a Fair Offer), or (ii) 50% or more of UNUM's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have become null and void as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

    At any time after there is an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock or one Unit of Junior Participating Preferred Stock (or a share or unit of another series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

    At any time until ten (10) days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which is payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    The Purchase Price payable, and the number of shares of Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of the acquiring company as set forth above.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable unless the offer is conditioned on substantially all the Rights being acquired. This potential dilution may have the effect of delaying, deferring or discouraging attempts to acquire control of the Company which are not approved by the Company's Board of Directors. However, the Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors.

DESCRIPTION OF JUNIOR PARTICIPATING PREFERRED STOCK

    GENERAL. In connection with the Rights Agreement, 1,000,000 shares of Junior Participating Preferred Stock have been reserved and authorized for issuance by the Board of Directors of the Company.

No shares of Junior Participating Preferred Stock are outstanding as of the date of this Prospectus. The following statements with respect to the Junior Participating Preferred Stock do not purport to be complete and are subject to the detailed provisions of the Certificate of Incorporation and the certificate of designation relating to the Junior Participating Preferred Stock (the "Certificate of Designation"), which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

    RANKING. The Junior Participating Preferred Stock shall rank junior to all other series of the Company's Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

    DIVIDENDS AND DISTRIBUTIONS. Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Junior Participating Preferred Stock with respect to dividends, the holders of shares of Junior Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose, quarterly dividends payable in cash on the 19th day of February, May, August and November in each year (each such date being referred to herein as "Quarterly Dividend Payment Date") commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $5.00 or (b) (subject to adjustment upon certain dilutive events) 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock, since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Junior Participating Preferred Stock.

    The Company shall declare a dividend or distribution on the Junior Participating Preferred Stock immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $5.00 per share on the Junior Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

    VOTING RIGHTS. The holders of shares of Junior Participating Preferred Stock shall have the following voting rights: (a) subject to adjustment upon certain dilutive events, each share of Junior Participating Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Company; (b) except as otherwise provided by the Certificate of Designation or by law, the holders of shares of Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company; and (c) if at any time dividends on any Junior Participating Preferred Stock shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a "default period") which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Junior Participating Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock (including holders of the Junior Participating Preferred Stock) with dividends in arrears in an amount equal to six (6) quarterly dividends thereon, voting as a class, irrespective of series, shall have the right to elect two (2) Directors, until the expiration of a default period.

    LIQUIDATION, DISSOLUTION OR WINDING UP. Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Company, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Junior Participating

Preferred Stock unless, prior thereto, the holders of shares of Junior Participating Preferred Stock shall have received $250 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 100 (as appropriately adjusted to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii) immediately above being referred to as the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Junior Participating Preferred Stock and Common Stock, respectively, holders of Junior Participating Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to one (1) with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

    In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of preferred stock, if any, which rank on a parity with the Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

    CONSOLIDATION, MERGER, ETC. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case, the shares of Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to adjustment upon certain dilutive events) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

    REDEMPTION. The outstanding shares of Junior Participating Preferred Stock may be redeemed at the option of the Board of Directors in whole, but not in part, at any time, or from time to time, at a cash price per share equal to 105 percent of (i) the product of the Adjustment Number times the Average Market Value (as such term is hereinafter defined) of the Common Stock, plus (ii) all dividends which on the redemption date have accrued on the shares to be redeemed and have not been paid, or declared and a sum sufficient for the payment thereof set apart, without interest. The "Average Market Value" is the average of the closing sale prices of the Common Stock during the 30-day period immediately preceding the date before the redemption date on the Composite Tape for New York Stock Exchange Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Exchange Act, on which such stock is listed, or, if such stock is not listed on any such exchange, the average of the closing sale prices with respect to a share of Common Stock during such 30-day period, as quoted on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or, if no such quotations are available, the fair market value of the Common Stock as determined by the Board of Directors in good faith.

                            DESCRIPTION OF WARRANTS

    The Company may issue Warrants, including Warrants to purchase Debt Securities, Preferred Stock, Common Stock or other securities of the Company. Warrants may be issued independently or together with any such securities of the Company and may be attached to or separate from such securities of the Company. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to Warrants being offered pursuant thereto.

WARRANTS

    The applicable Prospectus Supplement will describe the terms of Warrants offered thereby, the Warrant Agreement relating to such Warrants and the warrant certificates representing such Warrants, including the following: (1) the title of such Warrants; (2) the securities of the Company for which such Warrants are exercisable; (3) the aggregate number of such Warrants; (4) the price or prices at which such Warrants will be issued; (5) the currency or currencies, including composite currencies or currency units, in which the price of such Warrants may be payable; (6) the procedures and conditions relating to the exercise of such Warrants; (7) the designation and terms of any related securities of the Company with which such Warrants are issued, and the number of such Warrants issued with each such security; (8) the date, if any, on and after which such Warrants and the related securities of the Company will be separately transferable; (9) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; (10) the maximum or minimum number of such Warrants which may be exercised at any time; (11) a discussion of material United States Federal income tax considerations, if any; (12) any other terms of such Warrants and terms, procedures and limitations relating to the exercise of such Warrants; and (13) the terms of the securities of the Company purchasable upon exercise of such Warrants.

    Warrant certificates will be exchanged for new warrant certificates of different denominations, and Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants exercisable for Debt Securities will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise. Prior to the exercise of their Warrants for shares of Preferred Stock or Common Stock, holders of such Warrants will not have any rights of holders of the Preferred Stock or Common Stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the Preferred Stock or Common Stock purchasable upon such exercise.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder of Warrants to purchase for cash such principal amount or such number of securities of the Company at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

    Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                             FOREIGN CURRENCY RISKS

GENERAL

    EXCHANGE RATES AND EXCHANGE CONTROLS. An investment in Debt Securities denominated in other than U.S. dollars entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the U.S. dollar and the various foreign currencies or composite currencies, and the possibility of the imposition or modification of foreign exchange controls by either the U.S. or foreign governments. Such risks generally depend on economic and political events over which the Company has no control. In recent years, rates of exchange between the U.S. dollar and certain foreign currencies have been highly volatile, and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of any Debt Security. Depreciation of the Specified Currency other than U.S. dollars against the U.S. dollar would result in a decrease in the effective yield of such Debt Security below its coupon rate, and in certain circumstances could result in a loss to the investor on a U.S. dollar basis.

    Governments have imposed from time to time and may in the future impose exchange controls that could affect exchange rates as well as the availability of a specified foreign currency at a Debt Security's maturity. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Debt Security would not be available at such Debt Security's maturity. In that event, the Company will repay such Debt Security at maturity in U.S. dollars on the basis of the most recently available Exchange Rate.

    This Prospectus does not describe all the risks of an investment in Debt Securities denominated in other than U.S. dollars. Prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in Debt Securities denominated in other than U.S. dollars. Debt Securities denominated in other than U.S. dollars are not an appropriate investment for investors who are unsophisticated about foreign currency transactions.

    Currently, there are limited facilities in the United States for conversion of U.S. dollars into certain foreign currencies, and vice versa.

    Unless otherwise specified in the Prospectus Supplement, Debt Securities denominated in other than U.S. dollars or European currency units will not be sold in, or to residents of, the country issuing the Specified Currency in which particular Debt Securities are denominated. The information set forth in this Prospectus is directed to prospective purchasers who are United States residents, and the Company disclaims any responsibility to advise prospective purchasers who are residents of countries other than the United States as to any matters that may affect the purchase, holding, or receipt of payments of principal of and interest on the Debt Securities. Such persons should consult their own financial and legal advisors with regard to such matters.

    GOVERNING LAW AND JUDGMENTS. The Debt Securities will be governed by and construed in accordance with the laws of the State of New York. Under the Judiciary Law of the State of New York, a judgment in an action based upon an obligation denominated in a currency other than U.S. dollars will be rendered in the foreign currency of the underlying obligation and converted into U.S. dollars at the rate of exchange prevailing on the date of the entry of the judgment or decree.

EXCHANGE RATE AND CONTROLS FOR SPECIFIED CURRENCIES

    For any Debt Security denominated in other than U.S. dollars, the Prospectus Supplement relating to such Debt Securities will contain information concerning exchange rates. The information concerning exchange rates will be furnished as a matter of information only and should not be regarded as indicative of the rate of or trends in future fluctuations in currency exchange rates.

                              PLAN OF DISTRIBUTION

    The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

    Each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the New York Stock Exchange and the Pacific Stock Exchange. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchanges, subject to official notice of issuance. The Company may elect to list any series of Debt Securities, Preferred Stock or Warrants on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

    Under agreements the Company may enter into, underwriters, dealers, and agents who participate in the distribution of Securities maybe entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

    If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                           VALIDITY OF THE SECURITIES

    The validity of the Securities will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, New York, New York. The validity of the Securities in connection with any offering thereof will be passed upon for the Company by Kevin J. Tierney, Senior Vice President, Secretary and General Counsel of the Company and by Skadden, Arps, Slate, Meagher & Flom, New York, New York with respect to certain matters of New York law, and for the underwriters or agents by Sullivan & Cromwell, New York, New York. Mr. Tierney owns less than one percent of the Company's Common Stock.

                                    EXPERTS

    The consolidated financial statements of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been incorporated herein by reference in reliance upon the report of Coopers & Lybrand L.L.P., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
                                 --------------

                               TABLE OF CONTENTS

                                                     Page
                                                ---------
                  Prospectus Supplement
The Company...................................        S-1
Selected Consolidated Financial Data of UNUM
  Corporation and Subsidiaries................        S-5
Selected Consolidated Segment Income Statement
  Data of UNUM Corporation and Subsidiaries...        S-6
Selected Consolidated Financial Data of
  Provident Companies, Inc. and
  Subsidiaries................................        S-7
Unaudited Selected Pro-Forma Combined
  Financial Information of UNUMProvident......        S-8
Use of Proceeds...............................        S-9
Capitalization................................        S-9
Description of Notes..........................       S-10
Underwriting..................................       S-13
Validity of the Notes.........................       S-14
Experts.......................................       S-14
                       Prospectus
Available Information.........................          2
Incorporation of Certain Documents by
  Reference...................................          2
The Company...................................          3
Selected Consolidated Financial Data of
  Company.....................................          6
Selected Consolidated Segment Income Statement
  Data of the Company.........................          7
Use of Proceeds...............................          8
Description of Debt Securities................          8
Description of Capital Stock..................         16
Description of Preferred Stock................         16
Description of Common Stock...................         18
Description of Warrants.......................         24
Foreign Currency Risks........................         25
Plan of Distribution..........................         26
Validity of the Securities....................         27
Experts.......................................         27

                                  $

                                UNUM CORPORATION

                                      % Notes
                             due December   , 2028

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                                     [LOGO]

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                              GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.
                           MORGAN STANLEY DEAN WITTER

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